

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2011

Mr. Joselito Christopher G. Imperial
President, Treasurer, Secretary, and Director
ERE Management, Inc.
8275 Southern Eastern Avenue, Suite 200
Las Vegas, NV 89123

      Re: ERE Management, Inc.
               Form 10-K for the Fiscal Year Ended July 31, 2010
               Filed November 15, 2010
               Form 8-K/A (Amendment No. 1)
               Filed January 18, 2011
               File No. 000-52929

Dear Mr. Imperial:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing[s] to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Patrick Gilmore

                  Patrick Gilmore
                  Accounting Branch Chief